================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                            ------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM                TO

COMMISSION FILE NUMBER 1-12387

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 TENNECO 401(k) SAVINGS PLAN FOR CHIPPEWA FALLS
                             1603 ORRINGTON AVENUE
                            EVANSTON, ILLINOIS 60204

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Benefits Committee:

     We have audited the accompanying statement of net assets available for benefits of the Tenneco 401(k) Savings Plan for Chippewa Falls as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Tenneco Benefits Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tenneco 401(k) Savings Plan for Chippewa Falls as of December 31, 1996, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
June 25, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Amoco Foam Products Company

     In our opinion, the accompanying statement of net assets available for benefits (with fund information) presents fairly, in all material respects, the net assets available for benefits of the Amoco Foam Products Company Chippewa Falls Savings Plan at December 31, 1995, in conformity with generally accepted accounting principles. This financial statement is the responsibility of Amoco Foam Products Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

     Our audit was performed for the purpose of forming an opinion on the basic financial statement taken as a whole. The fund information in the statement of net assets available for benefits (with fund information) is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statement, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

PRICE WATERHOUSE LLP

Chicago, Illinois
June 14, 1996

                 TENNECO 401(K) SAVINGS PLAN FOR CHIPPEWA FALLS

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1996

                                                     NORWEST
                                        NORWEST     ADVANTAGE    NORWEST    TENNECO    AMOCO
                                       SHORT-TERM    GROWTH     ADVANTAGE    INC.      CORP.
                                       INVESTMENT   BALANCED      INDEX      STOCK     STOCK
                                          FUND        FUND        FUND       FUND       FUND       TOTAL
                                       ----------   ---------   ---------   -------    -----       -----
ASSETS:
  Cash on hand......................    $     --    $     --    $     --     $ 22     $    126   $      148
                                        --------    --------    --------     ----     --------   ----------
  Investments, at quoted market
     value --
     Investment funds...............     186,900     830,309     549,651       --           --    1,566,860
     Tenneco Inc. common stock......          --          --          --      948           --          948
     Amoco Corp. common stock.......          --          --          --       --      252,114      252,114
                                        --------    --------    --------     ----     --------   ----------
          Total investments.........     186,900     830,309     549,651      948      252,114    1,819,922
  Interest and dividends
     receivable.....................         872          --          --       --           --          872
                                        --------    --------    --------     ----     --------   ----------
NET ASSETS AVAILABLE FOR BENEFITS...    $187,772    $830,309    $549,651     $970     $252,240   $1,820,942
                                        ========    ========    ========     ====     ========   ==========

         The accompanying notes are an integral part of this statement.

                 TENNECO 401(K) SAVINGS PLAN FOR CHIPPEWA FALLS

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1995

                                                            NORWEST
                                               NORWEST     ADVANTAGE    NORWEST     AMOCO
                                              SHORT-TERM    GROWTH     ADVANTAGE    CORP.
                                              INVESTMENT   BALANCED      INDEX      STOCK
                                                 FUND        FUND        FUND        FUND       TOTAL
                                              ----------   ---------   ---------    -----       -----
ASSETS:
  Investments, at quoted market value --
     Cash equivalents.......................   $     --    $     --    $     --    $     21   $       21
     Investment funds.......................    166,798     557,654     323,585          --    1,048,037
     Amoco Corp. common stock...............         --          --          --     185,400      185,400
                                               --------    --------    --------    --------   ----------
          Total investments.................    166,798     557,654     323,585     185,421    1,233,458
  Interest and dividends receivable.........        766          28          13          13          820
                                               --------    --------    --------    --------   ----------
NET ASSETS AVAILABLE FOR BENEFITS...........   $167,564    $557,682    $323,598    $185,434   $1,234,278
                                               ========    ========    ========    ========   ==========

         The accompanying notes are an integral part of this statement.

                 TENNECO 401(K) SAVINGS PLAN FOR CHIPPEWA FALLS
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                  NORWEST
                                    NORWEST      ADVANTAGE     NORWEST     TENNECO     AMOCO
                                   SHORT-TERM     GROWTH      ADVANTAGE     INC.       CORP.
                                   INVESTMENT    BALANCED       INDEX       STOCK      STOCK
                                      FUND         FUND         FUND        FUND        FUND        TOTAL
                                   ----------    ---------    ---------    -------     -----        -----
ADDITIONS:
  Contributions
     Employee....................   $ 35,557     $161,108     $100,336      $759      $ 41,661    $  339,421
     Employer -- Amoco Foam
       Products Company (Note
       1)........................      7,829       30,432       16,352        --         7,528        62,141
     Employer -- Tenneco Inc.
       (Note 1)..................      3,565       13,906        7,857       239         2,868        28,435
                                    --------     --------     --------      ----      --------    ----------
          Total contributions....     46,951      205,446      124,545       998        52,057       429,997
                                    --------     --------     --------      ----      --------    ----------
Investment income
  Interest income................      9,183           --           --        --            --         9,183
  Dividend income................         --       21,184        7,600        --         7,143        35,927
  Net appreciation
     (depreciation)..............         --       72,054       81,788       (28)       27,977       181,791
  Other income...................          8           --           --        --           405           413
                                    --------     --------     --------      ----      --------    ----------
          Total investment
            income...............      9,191       93,238       89,388       (28)       35,525       227,314
                                    --------     --------     --------      ----      --------    ----------
          Total additions........     56,142      298,684      213,933       970        87,582       657,311
INTERFUND TRANSFERS..............    (13,395)       6,312       21,095        --       (14,012)           --
DEDUCTIONS:
  Distributions to
     participants................     20,233       25,613        4,692        --         3,154        53,692
  Administrative expense.........      2,306        6,756        4,283        --         3,610        16,955
                                    --------     --------     --------      ----      --------    ----------
NET ADDITIONS....................     20,208      272,627      226,053       970        66,806       586,664
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year....    167,564      557,682      323,598        --       185,434     1,234,278
                                    --------     --------     --------      ----      --------    ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year..........   $187,772     $830,309     $549,651      $970      $252,240    $1,820,942
                                    ========     ========     ========      ====      ========    ==========

         The accompanying notes are an integral part of this statement.

                          TENNECO 401(K) SAVINGS PLAN
                               FOR CHIPPEWA FALLS

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1996 AND 1995

1. DESCRIPTION OF THE PLAN

     The purpose of the Tenneco 401(k) Savings Plan for Chippewa Falls (the "Plan") is to provide for tax-deferred and after-tax savings contributions for Plan participants. The following description of the Plan provides only general information. Participants should refer to the Plan for a more complete description of the Plan's provisions.

     Amoco Foam Products Company ("Amoco Foam") established the Amoco Foam Products Company Chippewa Falls Hourly Employee Savings Plan (the "Original Plan") effective January 1, 1993, pursuant to a collective bargaining agreement. The Original Plan was adopted using the Norwest Bank Wisconsin, N.A. Defined Contribution Master Plan and Trust Agreement ("Master Plan"). Effective March 24, 1995, the name of the Original Plan was changed to the Amoco Foam Products Company Chippewa Falls Savings Plan (the "Amoco Plan").

     Effective August 26, 1996, Tenneco Inc. (the "Company") succeeded to sponsorship of the Amoco Plan as part of a Stock Purchase Agreement between the Company and Amoco Chemical Holding Company and Amoco Foam Products Company, and the name of the Amoco Plan was changed to the present Plan name. On December 27, 1996, the Tenneco Inc. Stock Fund investment option was added as an investment option available to participants of the Plan (Note 4).

     All active, full-time hourly rated employees of the Tenneco Packaging, Chippewa Falls plant who are members of United Steelworkers of America Local 741 are eligible to participate.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

     The Plan's financial statements are maintained on the accrual basis of accounting. Investments are reported at market value. Benefits are recorded when paid.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of the Company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

NET APPRECIATION (DEPRECIATION)

     Net appreciation (depreciation) is the sum of realized and unrealized gains (losses).

3. CONTRIBUTIONS

     Participants in the Plan can invest a total of 13% of pre-tax and/or after-tax earnings. The Company contributes, on behalf of the participant, a matching amount to the Plan equal to 50% of the first 3% of the participant's contribution. From September through December, 1996, the Company made matching employer contributions in total of $28,435. Prior to September, Amoco Foam made matching employer contributions of $62,141 in 1996 and $89,276 in 1995. Tax-deferred savings contributions per employee are limited to $9,500 and $9,240 in 1996 and 1995, respectively, in accordance with Section 402 of the Internal Revenue Code.

                          TENNECO 401(K) SAVINGS PLAN
                               FOR CHIPPEWA FALLS

           NOTES TO FINANCIAL STATEMENTS AND SCHEDULES -- (CONTINUED)
                           DECEMBER 31, 1996 AND 1995

4. INVESTMENT OPTIONS

     Participants may invest their tax-deferred and after-tax savings contributions and the matching Company contributions in multiples of 5% in the following funds:

          Norwest Short-Term Investment Fund -- This fund provides a portfolio of high-quality, short-term investments with protection of principal, daily liquidity and competitive yields as primary objectives.

          Norwest Advantage Growth Balanced Fund -- This fund emphasizes capital appreciation from quality stocks while attempting to moderate risk by holding intermediate maturity bonds. The fund's objective is to outperform a combination of the Standard & Poor's ("S&P") 500 Index and the Shearson Lehman Intermediate Government and Corporate Bond Index.

          Norwest Advantage Index Fund -- This fund is designed to duplicate the S&P 500 Index return with minimum deviations.

          Tenneco Inc. Stock Fund -- On December 27, 1996, the Tenneco Inc. Stock Fund investment option was added as an investment option available to participants of the Plan (Note 1). The investment objective of this fund is to parallel the total return (stock price appreciation/depreciation plus dividends) of Tenneco Inc. common stock before the inclusion of fees and expenses for the fund.

          Amoco Corp. Stock Fund -- The investment objective of this fund is to parallel the stock price of Amoco Corporation ("Amoco") common stock before the inclusion of fees and expenses for the fund. Effective December 27, 1996, no further contributions can be made to this fund. Amounts previously invested in the Amoco Corp. Stock Fund can continue to be invested in Amoco stock or can be moved into any of the other investment funds in the Plan. Dividends paid on Amoco stock will be allocated, based on a participant's investment elections, to the other investments.

5. VESTING

     Participants are fully vested in the portion of their accounts attributable to their tax-deferred and after-tax savings contributions, but vest in Company matching contributions evenly over a five-year period. Forfeitures are used to reduce future employer matching contributions or Plan expenses. There were $0 and $78 of forfeitures in 1996 and 1995, respectively.

6. PLAN DISTRIBUTIONS AND WITHDRAWALS

     Upon retirement or termination of employment for any reason, participants may elect to receive the distribution of their accounts in cash. If a participant's vested account exceeds $3,500, the participant may elect to defer receipt of a lump-sum distribution for the entire account balance until no later than age 65.

     Participants are limited to one in-service withdrawal from their after-tax savings account per calendar year. Participants may not withdraw an amount less than $1,000 and may withdraw up to 100% of the value of their after-tax account.

     Participants may withdraw all or a portion of their accounts attributable to tax-deferred savings contributions in the event of serious financial hardship (subject to approval of the Plan administrator and in accordance with the Plan agreement and applicable regulations of the Internal Revenue Code).

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. However, should the Company terminate the Plan, all participants will become fully vested in their accounts.

                          TENNECO 401(K) SAVINGS PLAN
                               FOR CHIPPEWA FALLS

           NOTES TO FINANCIAL STATEMENTS AND SCHEDULES -- (CONTINUED)
                           DECEMBER 31, 1996 AND 1995

7. PLAN EXPENSES

     Administrative expenses are paid from the Plan in accordance with the terms of the Plan.

8. FEDERAL INCOME TAXES

     The Master Plan received a favorable determination letter on August 27, 1992. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and, as such, the Plan is qualified and the related trust income is tax-exempt.

9. RECONCILIATION TO FORM 5500

     As of December 31, 1996 and 1995, the Plan had $572 and $0, respectively, of pending distributions to participants who elected to withdraw from the operations and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, in accordance with generally accepted accounting principles, these amounts are not recorded as a liability in the financial statements.

     The following table reconciles net assets available for Plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1996:

                                                                 BENEFITS                     NET ASSETS
                                                                PAYABLE TO       BENEFITS    AVAILABLE FOR
                                                               PARTICIPANTS        PAID      PLAN BENEFITS
                                                               ------------      --------    -------------
Per financial statements.................................          $ --          $53,692      $1,820,942
Accrued benefit payments.................................           572              572            (572)
                                                                 ------          -------      ----------
Per Form 5500............................................          $572          $54,264      $1,820,370
                                                                 ======          =======      ==========

                                                                      SCHEDULE I

                          TENNECO 401(k) SAVINGS PLAN
                               FOR CHIPPEWA FALLS

          ITEM 27(A)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1996
          (EMPLOYER IDENTIFICATION NUMBER 36-2552989, PLAN NUMBER 026)

                                                                SHARES/                    MARKET
                                                                 UNITS        COST         VALUE
                                                                -------       ----         ------
Norwest Short-Term Investment Fund*.........................    186,900    $  186,900    $  186,900
Amoco Corp. Stock Fund*.....................................      3,127       198,372       252,114
Tenneco Inc. Stock Fund*....................................         21           976           948
Norwest Advantage Index Fund*...............................     16,072       454,388       549,651
Norwest Advantage Growth Balanced Fund*.....................     36,369       775,950       830,309
                                                                -------    ----------    ----------
     Total..................................................    242,489    $1,616,586    $1,819,922
                                                                =======    ==========    ==========

-------------------------
* Represents a party-in-interest transaction.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                          TENNECO 401(k) SAVINGS PLAN
                               FOR CHIPPEWA FALLS

                ITEM 27(D)--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
          (EMPLOYER IDENTIFICATION NUMBER 36-2552989, PLAN NUMBER 026)

                                                           COST OF    COST OF    PROCEEDS
                                                          PURCHASED    ASSETS      FROM       NET
                       INVESTMENT                          ASSETS       SOLD      SALES      GAIN
                       ----------                         ---------   -------    --------    ----
Norwest Short Term Investment Fund*.....................  $ 58,783    $ 38,681   $ 38,681   $     0
Amoco Corp. Stock Fund*.................................    67,840      25,233     29,102     3,869
Norwest Advantage Index Fund*...........................   163,108       9,654     18,829     9,175
Norwest Advantage Growth Balanced Fund*.................   263,038      29,373     62,439    33,066
                                                          --------    --------   --------   -------
     Total..............................................  $552,769    $102,941   $149,051   $46,110
                                                          ========    ========   ========   =======

-------------------------
* Represents a party-in-interest transaction.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Tenneco Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TENNECO 401(k) SAVINGS PLAN FOR
                                          CHIPPEWA FALLS

Date: June 27, 1997                                        By: /s/ DANA G. MEAD
                                               ---------------------------------------------
                                                               Dana G. Mead
                                                          Chairman of the Tenneco
                                                            Benefits Committee

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER
-------

  23.1     --Consent of Arthur Andersen LLP, Independent Public
           Accountants
  23.2     --Consent of Price Waterhouse LLP, Independent Accountants